Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Commission File No.: 001-39406

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between Tempo Automation, Inc. (collectively with its subsidiaries and pro forma for its acquisition of Compass AC Holdings, Inc. and Whizz Systems, Inc., “Tempo”), and ACE Convergence Acquisition Corp. (“ACE”), including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Tempo and the markets in which it operates, and Tempo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities, (ii) the risk that the acquisition by Tempo Automation, Inc. of each of Compass AC Holdings, Inc. and Whizz Systems, Inc. may not be completed in a timely manner or at all, (iii) the risk that the Proposed Business Combination may not be completed by ACE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE, (iv) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of ACE’s shareholders and Tempo’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by ACE’s public shareholders and the receipt of certain governmental and regulatory approvals, (v) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vii) the effect of the announcement or pendency of the Proposed Business Combination on Tempo’s business relationships, performance, and business generally, (viii) risks that the Proposed Business Combination disrupts current plans of Tempo and potential difficulties in Tempo employee retention as a result of the Proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Tempo or against ACE related to the agreement and plan of merger or the Proposed Business Combination, (x) the ability to maintain the listing of ACE’s securities on The Nasdaq Stock Market LLC, (xi) the price of ACE’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Tempo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Tempo’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive industry in which Tempo operates, (xiv) the impact of the global COVID-19 pandemic, (xv) the enforceability of Tempo’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xvi) the ability of Tempo to protect the intellectual property and confidential information of its customers, (xvii) the risk of downturns in the highly competitive additive manufacturing industry, and (xviii) other risks and uncertainties described in ACE’s registration statement on Form S-1 (File No. 333-239716), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 6, 2020 (as amended, the “Form S-1”), and Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 17, 2021 and subsequently amended on May 6, 2021, and on December 13, 2021 (the “Form 10-K”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by ACE from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tempo and ACE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Tempo nor ACE gives any assurance that either Tempo or ACE, respectively, will achieve its expectations.

Additional Information and Where to Find It

ACE has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus of ACE, and certain related documents, to be used at the meeting of its shareholders to approve the Proposed Business Combination and related matters. After the Registration Statement has been filed and declared effective, ACE will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACE’s shareholders in connection with the Potential Business Combination. ACE may also file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of ACE and Tempo are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ACE through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ACE may be obtained free of charge from ACE’s website at www.acev.io or by written request to ACE at ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

Participants in the Solicitation

ACE and Tempo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACE’s shareholders in connection with the Proposed Business Combination. Information about ACE’s directors and executive officers and their ownership of ACE’s securities is set forth in ACE’s filings with the SEC, including the Form 10-K. To the extent that holdings of ACE’s securities have changed since the amounts printed in the Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This presentation shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This presentation shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of ACE, the combined company or Tempo, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Software - Accelerated Electronics Manufacturing TRANSFORMING PRODUCT DEVELOPMENT WITH SOFTWARE AND AI CJS SECURITIES 22ND ANNUAL NEW IDEAS FOR THE NEW YEAR INVESTOR CONFERENCE WEDNESDAY, JANUARY 12, 2022

Disclaimer 2 JANUARY 2022 This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist intereste d p arties in making their own evaluation with respect to a potential business combination between Tempo Automation, Inc. (collectively with its subsidiaries and pro forma for its acquisition of Compass AC Holdings, Inc. and Whizz Systems, Inc., “ Tem po”) and ACE Convergence Acquisition Corp. (“ACE”, ”NASDAQ: ACEV”, “NASDAQ: ACEVW”, “NASDAQ: ACEVU”) and related transactions (the “Proposed Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or respect of, this Presentation. This Presentation does n ot purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Tempo or the Pr oposed Business Combination. Viewers of this Presentation should each make their own evaluation of Tempo and of the relevance and ad equ acy of the information and should make such other investigations as they deem necessary. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior wri tten consent of ACE and Tempo, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of Tempo or (iv) provided to any other per son, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This P res entation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter he reof. Forward - Looking Statements This document contains certain forward - looking statements within the meaning of the federal securities laws with respect to the Proposed Business Combination, including statements regarding the benefits of the Proposed Business Combination, the anticipa ted timing of the Proposed Business Combination, the services offered by Tempo and the markets in which it operates, and Tempo’s pro jected future results. These forward - looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “wi ll be,” “will continue,” “will likely result,” and similar expressions. Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the f orward - looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may no t b e completed in a timely manner or at all, which may adversely affect the price of ACE’s securities, (ii) the risk that the ac qui sition by Tempo Automation, Inc. of each of Compass AC Holdings, Inc. and Whizz Systems, Inc. may not be completed in a timely manner o r a t all, (iii) the risk that the Proposed Business Combination may not be completed by ACE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE, (iv) the failure to satis fy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of ACE ’s and Tempo’s stockholders, the satisfaction of the minimum trust account amount following redemptions by ACE’s public shareholders an d the receipt of certain governmental and regulatory approvals, (v) the lack of a third party valuation in determining whethe r o r not to pursue the Proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could gi ve rise to the termination of the agreement and plan of merger, (vii) the effect of the announcement or pendency of the Proposed Business Combination on Tempo’s business relationships, performance, and business generally, (viii) risks that the Proposed B usi ness Combination disrupts current plans of Tempo and potential difficulties in Tempo employee retention as a result of the Proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Tempo or against ACE rel ated to the agreement and plan of merger or the Proposed Business Combination, (x) the ability to maintain the listing of ACE ’s securities on The Nasdaq Stock Market LLC, (xi) the price of ACE’s securities may be volatile due to a variety of factors, in clu ding changes in the competitive and highly regulated industries in which Tempo plans to operate, variations in performance ac ros s competitors, changes in laws and regulations affecting Tempo’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combinat io n, and identify and realize additional opportunities, and (xiii) the risk of downturns in the highly competitive additive manufa ctu ring industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the o the r risks and uncertainties described in the “Risk Factors” section of ACE’s Annual Report on Form 10 - K, Quarterly Reports on Form 10 - Q, the R egistration Statement (as defined below), the proxy statement /prospectus contained therein, and the other documents filed by ACE from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other imp ortant risks and uncertainties that could cause actual events and results to differ materially from those contained in the fo rwa rd - looking statements. Forward - looking statements speak only as of the date they are made. Readers are cautioned not to put undue r eliance on forward - looking statements, and Tempo and ACE assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise. Neither Tempo nor ACE gives any assurance that either Tempo or ACE, respectively, will achieve its expectations. Additional Information and Where to Find It ACE and Tempo and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the so licitation of proxies of ACE’s shareholders in connection with the Proposed Business Combination. Investors and security hold ers may obtain more detailed information regarding the names and interests in the Proposed Business Combination of ACE’s director s a nd officers in ACE’s filings with the SEC, including in the Registration Statement and in ACE’s registration statement on For m S - 1, which was originally filed with the SEC on July 6, 2020 (the “Form S - 1”) and the 2020 10 - K (as defined below). To the extent tha t holdings of ACE’s securities have changed from the amounts reported in the Registration Statement, the Form S - 1 and the 2020 10 - K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACE’s shareholders i n connection with the Proposed Business Combination is set forth in the registration statement on Form S - 4 for the Proposed Busine ss Combination, including the proxy statement/prospectus contained therein (as amended from time to time, the “Registration Statement”), which was initially filed by ACE with the SEC on November 12, 2021. ACE will also file other documents regarding th e Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of ACE and Tempo are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant doc uments filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant do cum ents filed or that will be filed with the SEC by ACE through the website maintained by the SEC at www.sec.gov. In addition, t he documents filed by ACE may be obtained free of charge from ACE’s website at www.acev.io or by written request to ACE at ACE C onv ergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington, DE 19805. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORI TY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE Participants in Solicitation ACE and Tempo and their respective directors and officers may be deemed to be participants in the solicitation of proxies fro m A CE’s stockholders in connection with the Proposed Business Combination. Information about ACE’s directors and executive offic ers and their ownership of ACE’s securities is set forth in ACE’s filings with the SEC, including the Registration Statement and ACE ’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2020 that was filed with the SEC on March 17 , 2021 and subsequently amended on May 6, 2021 and December 13, 2021 (as amended, the “2020 10 - K”). To the extent that holdings of ACE’s se curities have changed since the amounts reported in the Registration Statement, the From S - 1 and the 2020 10 - K , such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional informat ion regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business 2

Disclaimer (continued) 3 JANUARY 2022 Industry and Market Data This presentation has been prepared by Tempo and ACE and includes market data and other statistical information from sources bel ieved by Tempo and ACE to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of Tempo or ACE, which in each case are de riv ed from its review of internal sources as well as the independent sources described above. Although Tempo and ACE believe the se sources are reliable, Tempo and ACE have not independently verified the information and cannot guarantee its accuracy and com ple teness. Financial Information; Non - GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X. According ly, such information and data may not be included in, may be adjusted in or may be presented differently in the Registration Sta tement and the proxy statement/prospectus contained therein. Some of the financial information and data contained in this Presentati on has not been prepared in accordance with the United States generally accepted accounting principles (“GAAP”). Tempo and ACE believe these non - GAAP measures of financial results provide useful information to management and investors regarding certain fi nancial and business trends relating to Tempo’s financial condition and results of operations. Tempo and ACE believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in comp aring Tempo’s financial condition and results of operations with other similar companies, many of which present similar non - GAAP financial measures to investors. Management does not consider these non - GAAP measures in isolation or as an alternative to finan cial measures determined in accordance with GAAP. You should review Tempo’s audited financial statements, which are included in the Registration Statement. No Offer or Solicitation This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall ther e b e any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registratio n o r qualification under the securities laws of any such jurisdiction. This Presentation does not constitute either advice or a recommendation regardi ng any securities. Any offer to sell securities will be made only pursuant to a definitive Subscription Agreement and will be ma de in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of securities that do no t i nvolve a public offering. ACE and Tempo reserve the right to withdraw or amend for any reason any offering and to reject any Subscription Agreement for any reason. The communication of this Presentation is restricted by law; it is not intended for di str ibution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regula tio n. Use of Projections This Presentation contains projected financial information with respect to Tempo and ACE. The pro forma numbers and projected fi nancial information of Tempo Automation, Inc. in this presentation are pro forma for the acquisition by Tempo Automation, Inc . o f Compass AC Holdings, Inc. and Whizz Systems, Inc., except where stated otherwise. The projected financial information constit ute s forward - looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicativ e of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are su bject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward - Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information c ont ained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representa tio n by any person that the results reflected in such forecasts are achieved. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of ACE, Tempo and other companies, which are th e property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or product s i n this presentation is not intended to, and does not imply, a relationship with ACE or Tempo, or an endorsement or sponsorship by or of ACE or Tempo. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, tha t A CE or Tempo will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. 3

Our Presenters Today 4 Joy Weiss PRESIDENT & CEO Ryan Benton CHIEF FINANCIAL OFFICER TEMPO EXECUTIVES JANUARY 2022

Tempo Automation 5 1 IPC 2012 - 2013, 2018, 2019 Annual Reports and Forecasts for the North American EMS Industry; company estimates. 2 Pro forma (PF) figures include the acquisitions of Compass AC Holdings, Inc. (“Advanced Circuits” or “AC”) and Whizz Sys tem s, Inc. (“Whizz Systems” or “Whizz”), which are expected to close substantially concurrently with the SPAC business combination, and exclude estimates of additional future acquisitions. PF revenue is unaudited pro forma revenue for the first six months of 2021, annualized for the full year. 1 Software - accelerated electronics manufacturing, transforming product development for the world’s innovators in a $290B market 1  2 Proprietary software platform, with AI that learns from every order, redefines the customer journey and accelerates time - to - market 3 Day 1 profit, growth, and strong margins unlocked by a differentiated customer journey & software - enabled efficiencies 4 Accelerated growth and data accrual via tech - enabled M&A in a highly fragmented industry 5 Management team with deep industry, public market, and M&A experience  7,00 0+ PF CUSTOMERS 2 6 PF MANUFACTURIN G  FACILITIES 2 UNITED STATES MALAYSI A TARGETING AN ADDITIONAL $300 - $500M+ REVENUE BY 2025 VIA M&A PRO FORMA FY21 $145 M PF 2021E REVENUE BASED UPON ANNUALIZED 1H21 2 JANUARY 2022 $ IN MILLIONS

Tempo Automation + ACE: Value - added Partnership 6 Leveraged by many of the world’s most innovative companies to get products to market faster Proprietary software platform, with AI that learns from every order, redefines the customer journey and accelerates time - to - market The platform’s all - digital process automation, data - driven intelligence, and connected smart factory create a breakthrough competitive advantage for customers Team of operators with decades of combined experience in the semiconductor and software industries Significant track record of scaling public and private companies Deep and extensive relationships in the semiconductor and software ecosystems TEMPO IS A RAPIDLY ACCELERATING COMPANY SQUARELY IN THE SWEET SPOT OF ACE’S EXPERTISE AND SPAC SEARCH CRITERIA SOFTWARE - ACCELERATED ELECTRONICS MANUFACTURING, TRANSFORMING PRODUCT DEVELOPMENT WITH SOFTWARE AND AI UNIQUE BLEND OF DOMAIN EXPERTISE AND TRACK RECORD OF SCALING COMPANIES NASDAQ: ACEV, ACEVW, ACEVU JANUARY 2022

The Product Development Journey is the Same, Whether the End Goal is 100 units/year or 1M units/year 7 ON - DEMAND PRODUCTIO N  < 1000 UNITS  VOLUME PRODUCTIO N 1000+ UNITS Each successive iteration progresses a product to manufacturability at volume, and to ensuring it fulfills its ambitious performance goals 3 boards x 6 iterations = 18 iterations for this product. The average electronics product goes through 14 iterations before it gets to market. 1  Example electronics product development ramp: Top 5 medical device manufacturer 1st Order 2nd Order 3rd Order 4th Order 5th Order 6th Order Prototyp ing Validati on Quantities ordered for each of 3 boards in the product ON - RAMP TO PRODUCTI ON  TEMP O TEMPO 1 Aberdeen Group, Why PCB Design Matters to the Executive. VOLUME MANUFACTURER JANUARY 2022

DISCONNECTED PROCESS IN AN INDUSTRY UNDERSERVED BY TECHNOLOGY SLO W ARDUO US OPAQ UE UNRELIA BLE UNPREDICTABLE QUALITY CAD Software + Design Files Sent through Various Methods Reviewed by Humans Produced Labor - Intensively 8 A Highly Manual Status Quo Slows the Product Development Process JANUARY 2022

Tempo’s Platform Streamlines Electronics Product Realization 9 TEMPO AI FRONT - END CUSTOMER PORTAL SOFTWARE BACK - END MANUFACTURING SOFTWARE CONNECTED NETWORK OF SMART FACTORIES 1 2 3 1 Front - end Customer Portal Software 2 Back - end Manufacturing Software 3 Connected Network of Smart Factories Frictionless quoting, ordering, and complex data ingestion via secure cloud - based interface Continuous, bi - directional digital thread connects customers to the smart factory, weaving together manufacturing processes and design data Analysis, interpretation, and visual rendering of engineering, design, and supply chain data Data - experienced AI flags and prevents design and production issues Turnkey printed circuit board fabrication and assembly Supports engineers in getting to a manufacturable design more quickly and efficiently Extendable and manageable across multiple sites and locations Data from every build fuels the AI, increasing efficiencies and streamlining processes JANUARY 2022

Case Studies: Healthcare, Space, Aviation, And Defense 10 JANUARY 2022 1 Top companies defined as those with the greatest market capitalization as of September 30, 2021 per FactSet. 2 Customer - reported. “Being able to fail faster had a direct impact on our timeline.” JASON METZNER LEAD ELECTRICAL ENGINEER GE HEALTHCARE “Tempo is all about agility, speed, and focus on prototyping. They’ve enabled us to get hardware into our labs and begin integration far faster than traditional sources would.” VICE PRESIDENT TOP 5 SPACE, AVIATION, AND DEFENSE COMPANY  EXAMPLE TIME TO MARKET: TOP 5 SPACE, AVIATION, AND DEFENSE COMPANY 1 STATUS QUO 22 - 24 MONTHS 2 USING TEMPO 11 MONTHS 2 EXAMPLE ITERATION TIME: GE HEALTHCARE STATUS QUO UP TO 5 WEEKS 2 USING TEMPO 5 DAYS 2 10

High - Growth Verticals Require More and More Complex Electronics  11 SPA CE Set to grow from $350B to over $1T by 2040  1 SEMICOND UCTOR Expected to reach $362B by 2025 via a 7.2% CAGR 2020 – 2025  2 AVIATION & DEFENSE Estimated to reach $850B by 2026 via a 9% CAGR 2019 – 2026 3 MEDICAL DEVICE Medical Device industry to be $600B by 2023 via a  6.1% CAGR 2021 - 2023 4 INDUSTRIAL & ECOMMERCE Industrial IoT market to reach $260B by 2027 via a 16.7% CAGR 2020 - 2027 5 INDUSTRY SIZE AND GROWTH RATE EXAMPLE TEMPO CUSTOMERS 1 Morgan Stanley Research, Space: Investing in the Final Frontier. 2 McKinsey & Company, McKinsey on Semiconductors. 3 Facts & Factors, Aircraft Manufacturing Market. 4 The Business Research Company, Medical Devices Market Opportunities and Strategies. 5 Meticulous Market Research, Industrial IoT Market. 6 Top companies defined as those with the greatest market capitalization as of September 30, 2021 per FactSet.. TEMPO CUSTOMERS INCLUDE 4 of the top 5 SPACE COMPANIES 6 3 of the top 5 SEMICONDUCTOR COMPANIES 6 4 of the top 5 AVIATION & DEFENSE COMPANIES 6 4 of the top 5 MEDICAL DEVICE COMPANIES 6 3 of the top 5 INDUSTRIAL & ECOMMERCE COMPANIES 6 JANUARY 2022

Tempo’s Platform Also Drives Growth and Profitability in Targets 12 TOP LINE BENEFITS TO ACQUIRED COMPANIES BOTTOM LINE BENEFITS TO ACQUIRED COMPANIES Customer Portal helps acquired companies unlock growth in new and existing accounts Increased speed and quality help acquired companies maintain and grow their customers Self - service customer interactions reduce the costs associated with executing orders Improved yield and streamlined processes increase margins FRONT - END CUSTOMER PORTAL SOFTWARE BACK - END MANUFACTURING SOFTWARE TEMPO AI JANUARY 2022

DA TA Inconsistent, Incomplete Data Disconnected Processes Human Processors • Manual Effort • Tacit knowledge • Not portable STATUS QUO MANUAL PROCESS PROCES SES PROCESS ORS Connected Information Cloud - based Distributed Computation Digital Thread • Continuous • Bi - Directional TEM PO AUTOMATED PROCESS TEMPO AI INTELLIGENT PROCESS Tempo Roadmap Redefines the Manufacturing Process 13 DATA - DRIVEN AI - DIRECTED Protected by foundational patents 1 1 9,971,338 and 10,481,585. JANUARY 2022

Tempo Automation Summary 14 1 IPC 2012 - 2013, 2018, 2019 Annual Reports and Forecasts for the North American EMS Industry; company estimates. 2 Pro forma (PF) figures include the acquisitions of Compass AC Holdings, Inc. (“Advanced Circuits” or “AC”) and Whizz Sys tem s, Inc. (“Whizz Systems” or “Whizz”), which are expected to close substantially concurrently with the SPAC business combination, and exclude estimates of additional future acquisitions. PF revenue is unaudited pro forma revenue for the first six months of 2021, annualized for the full year. 1 Software - accelerated electronics manufacturing, transforming product development for the world’s innovators in a $290B market 1  2 Proprietary software platform, with AI that learns from every order, redefines the customer journey and accelerates time - to - market 3 Day 1 profit, growth, and strong margins unlocked by a differentiated customer journey & software - enabled efficiencies 4 Accelerated growth and data accrual via tech - enabled M&A in a highly fragmented industry 5 Management team with deep industry, public market, and M&A experience 7,00 0+ PF CUSTOMERS 2 6 PF MANUFACTURIN G  FACILITIES 2 UNITED STATES MALAYSI A TARGETING AN ADDITIONAL $300 - $500M+ REVENUE BY 2025 VIA M&A PRO FORMA FY21 $145 M PF 2021E REVENUE BASED UPON ANNUALIZED 1H21 2 JANUARY 2022 $ IN MILLIONS

15 JANUARY 2022 Risks Relating to Tempo’s Business and Industry • We are an early - stage company with a history of losses. We have not been profitable historically and may not achieve or maintain profitability in the future. • Our limited operating history and rapid growth makes evaluating our current business and future prospects difficult and may i ncr ease the risk of your investment. • The success of our business is dependent on our ability to keep pace with technological changes and competitive conditions in ou r industry, and our ability to effectively adapt our services as our customers react to technological changes and competitive conditions in their respective in dustries. We may not timely and effectively scale and adapt our existing technology, processes, and infrastructure to meet the needs of our business. • Our operating results and financial condition may fluctuate from period to period and may fall below expectations in any part icu lar period, which could adversely affect the market price of the combined company’s common stock. • We compete with numerous other diversified manufacturing service providers, electronic manufacturing services and design prov ide rs and others, and may face increasing competition, which could cause our operating results to suffer. • We are dependent on a limited number of customers and end markets. A decline in revenue from, or the loss of, any significant cu stomer, could have a material adverse effect on our financial condition and operating results. • Customer relationships with emerging companies may present more risks than with established companies. • We may be adversely affected by supply chain issues, including shortages of required electronic components and raw materials. • Our gross profit and gross margin are dependent on a number of factors, including our services mix, market prices, labor cost s a nd availability, acquisitions we may make and our ability to achieve cost synergies, level of capacity utilization and component, material, and other services pr ices. • If demand for our products does not grow as expected, or develops more slowly than expected, our revenues may stagnate or dec lin e, and our business may be adversely affected. • Defects in shipped products that give rise to product returns or warranty or other claims could result in material expenses, div ersion of management time and attention, adversely affect customer relationships and damage to our reputation. • We may be involved in legal proceedings, including intellectual property (“IP”), anti - competition and securities litigation, emp loyee - related claims and regulatory investigations, which could, among other things, divert efforts of management and result in significant expense an d l oss of our IP rights. • Our operations could suffer if we are unable to attract and retain key management or other key employees. • The effect of COVID - 19 on our operations and the operations of our customers, suppliers and logistics providers has had, and may continue to have, a material and adverse impact on our financial condition and results of operations. Risk Factors

16 JANUARY 2022 Risks Relating to Tempo’s Business and Industry (continued) • Many of our customers and potential customers operate in industries that experience rapid technological change resulting in s hor t product life cycles and as a result, if the product life cycles of our customers slow materially, and research and development expenditures are reduced, o ur financial condition, business and results of operations will be materially adversely affected. • We purchase a significant amount of the materials and components we use from a limited number of suppliers and if such suppli ers become unavailable or inadequate, our customer relationships, results of operations, and financial condition may be adversely affected. • Our facilities, and our suppliers’ and our customers’ facilities, are vulnerable to disruption due to natural or other disast ers , public health crises, strikes and other events beyond our control. • If we fail to grow our business as anticipated, our operating results will be adversely affected. If we grow as anticipated b ut fail to manage our operations and costs accordingly, our business may be harmed and our results of operations may suffer. • As we acquire and invest in companies or technologies, we may not realize expected business, expected cost synergies, technol ogi cal, or financial benefits. The acquisitions or investments could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely aff ect our business, results of operations, and financial condition. • We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all. • We could be subject to warranty and other claims involving allegedly defective products that we supply. • Compliance or the failure to comply with current and future environmental, health and safety, product stewardship and produce r r esponsibility laws or regulations could cause us significant expense. • An inability to successfully manage the procurement, development, implementation or execution of IT systems, or to adequately ma intain these systems and their security, as well as to protect data and other confidential information, may adversely affect our business and reputati on. • If we experience a cybersecurity breach or disruption in our information systems, our business could be adversely affected. • We rely on our information technology systems to manage numerous aspects of our business and a disruption of these systems co uld adversely affect our business. • Our current levels of insurance may not be adequate for our potential liabilities. • Because our industry is rapidly evolving, forecasts of market growth may not be accurate, and even if these markets achieve t he forecasted growth, there can be no assurance that our business will grow at similar rates, or at all. • Global economic, political and social conditions and uncertainties in the markets that we serve may adversely impact our busi nes s. Risk Factors (continued)

17 JANUARY 2022 Risks Relating to Tempo’s Business and Industry (continued) • Our industry routinely experiences cyclical market patterns and our services are used across different end markets. A signifi can t downturn in the industry or in any of these end markets could cause a meaningful reduction in demand for our services and harm our operating results. • Third - party lawsuits and assertions to which may become subject alleging our infringement of patents, trade secrets or other int ellectual property rights may have a significant adverse effect on our business financial condition. • If we are unable to adequately protect or enforce our intellectual property rights, such information may be used by others to co mpete against us. • Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sar banes - Oxley Act of 2002 (the "Sarbanes - Oxley Act"), and failure to achieve and maintain effective internal controls over financial reporting in accordance wi th Section 404 of the Sarbanes - Oxley Act could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business. • Fluctuations in the cost and availability of raw materials, equipment, labor, and transportation could cause manufacturing de lay s or increase our costs. • Certain software we use is from open source code sources, which, under certain circumstances could materially adversely affec t o ur business, financial condition, and operating results. • We conduct a portion of our business pursuant to U.S. government contracts, which are subject to unique risks. • The U.S. government may modify, curtail or terminate one or more of our contracts. • Any of the foregoing may adversely affect our margins, cash flow, and our ability to grow our revenue, and may increase the v ari ability of our operating results from period to period. Our failure to meet our customers’ price expectations may adversely affect our business and results of op erations. Risks Related to the Business Combination and ACE • Each of ACE Convergence Acquisition Corp. (“ACE”) and Tempo Automation, Inc. (“Tempo”) will incur significant transaction cos ts in connection with the business combination between ACE and Tempo (the “Business Combination”). • The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to vote in fav or of the Business Combination, regardless of how ACE’s public shareholders vote. Risk Factors (continued)

18 JANUARY 2022 Risks Related to the Business Combination and ACE (continued) • The announcement of the proposed Business Combination could disrupt Tempo’s relationships with its customers, suppliers, busi nes s partners and others, as well as its operating results and business generally. • Compliance obligations under the Sarbanes - Oxley Act may make it more difficult to effectuate the Business Combination, require s ubstantial financial and management resources and increase the time and costs of completing a business combination. • Subsequent to consummation of the Business Combination, ACE may be exposed to unknown or contingent liabilities and may be re qui red to subsequently take write - downs or write - offs, restructuring and impairment or other charges that could have a significant negative effect on A CE’s financial condition, results of operations and share price, which could cause a loss of some or all of one’s investment. • The historical financial results of Tempo and unaudited pro forma financial information included in the Registration Statemen t m ay not be indicative of what Tempo’s actual financial position or results of operations would have been. • Neither the ACE board of directors nor any committee thereof obtained a third party valuation in determining whether or not t o p ursue the Business Combination. • ACE may be forced to close the Business Combination even if they determined it is no longer in ACE’s shareholders’ best inter est . • Since the Sponsor and ACE’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of ACE’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with Tempo is app rop riate as ACE’s initial business combination. Such interests include that Sponsor will lose its entire investment in ACE if ACE’s business combinatio n i s not completed. • The exercise of ACE’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Bus ine ss Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in ACE’s shareholders’ best interest. • Deferred underwriting fees in connection with the IPO and payable at the consummation of the Business Combination will not be ad justed to account for redemptions by the public stockholders; if the public stockholders exercise their redemption rights, the amount of effective tot al underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase. • Future resales of common stock after the consummation of the Business Combination may cause the market price of the combined com pany’s securities to drop significantly, even if its business is doing well. Risk Factors (continued)

19 JANUARY 2022 Risks Related to the Business Combination and ACE (continued) • The public stockholders of ACE will experience immediate dilution as a consequence of the issuance of common stock as conside rat ion in the Business Combination and the PIPE Investment and due to future issuances pursuant to the combined company’s equity plan(s). Having a m ino rity share position may reduce the influence that current stockholders have on the management of the combined company. • Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless an d the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants ap pro ve of such amendment. • ACE may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to an investor, thereby making th ose warrants worthless. • ACE’s and Tempo’s ability to consummate the Business Combination, and the operations of the combined company following the Bu sin ess Combination, may be materially adversely affected by the COVID - 19 pandemic. • Following the consummation of the Business Combination, ACE’s only significant asset will be ACE’s ownership interest in the com bined company and such ownership may not be sufficient to pay dividends or make distributions or loans to enable ACE to pay any dividends on the com bin ed company’s common stock or satisfy ACE’s other financial conditions. • ACE has a specified maximum redemption threshold. This redemption threshold may make it more difficult for ACE to complete th e B usiness Combination as contemplated. • The Sponsor may elect to purchase shares or warrants from public shareholders prior to the consummation of the Business Combi nat ion, which may influence the vote on the Business Combination and reduce the public “float” of ACE’s securities. • There are risks to ACE shareholders who are not affiliates of the Sponsor associated with becoming stockholders of the combin ed company through the Business Combination rather than acquiring securities of Tempo directly in an underwritten public offering, including no inde pen dent due diligence review by an underwriter and conflicts of interest of the Sponsor. • ACE is not registering the shares of the combined company common stock issuable upon exercise of the warrants under the Secur iti es Act or any state securities laws at this time, and such registration may not be in place when an investor decides to exercise warrants, thus p rec luding such investor from being able to exercise its warrants and causing such warrants to expire worthless. • If third parties bring claims against ACE, the proceeds held in the trust account could be reduced and the per share redempti on amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering). Risk Factors (continued)

20 JANUARY 2022 Risks Related to the Business Combination and ACE (continued) • If, after ACE distributes the proceeds in the trust account to its public shareholders, ACE files a winding - up or bankruptcy pet ition or an involuntary winding - up or bankruptcy petition is filed against it that is not dismissed, a bankruptcy court may seek to recover such proceeds, an d w e and our board of directors may be exposed to claims of punitive damages. • If, before ACE distributes the proceeds in the trust account to its public shareholders, ACE files a winding - up or bankruptcy pe tition or an involuntary winding - up or bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have prio rit y over the claims of ACE’s shareholders and the per share amount that would otherwise be received by ACE’s shareholders in connection with the liquidati on may be reduced. • ACE’s shareholders may be held liable for claims by third parties against ACE to the extent of distributions received by them up on redemption of their shares. • Warrants will become exercisable for combined company common stock, which would increase the number of shares eligible for fu tur e resale in the public market and result in dilution to ACE stockholders. • Nasdaq may not list the combined company’s securities on its exchange, and the combined company may not be able to comply wit h t he continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in its securities and subject it to additional tr ading restrictions. Risks Related to the Combined Company • Concentration of ownership among the combined company’s executive officers, directors and their affiliates may prevent new in ves tors from influencing significant corporate decisions. • If the Business Combination’s benefits do not meet the expectations of investors or securities analysis, the market price of ACE ’s securities or, following the Closing, the combined company’s securities, may decline. • Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. Risk Factors (continued)

21 JANUARY 2022 Additional Risks Related to Ownership of the Combined Company Stock Following the Business Combination and the Combined Company operating as a Public Company • The price of the combined company’s stock and warrants may be volatile. • We do not intend to pay cash dividends for the foreseeable future. • Future resales of common stock after the consummation of the Business Combination may cause the market of the combined compan y’s securities to drop significantly, even if its business is doing well. • We will incur increased costs as a result of operating as a public company, and the combined company’s management will be req uir ed to devote substantial time to new compliance and investor relations initiatives. • If we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and t ime ly financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of the combined company’s common sto ck may decline. • Changes in accounting rules and regulations, or interpretations thereof, could result in unfavorable accounting changes or re qui re us to change our compensation policies. • While we anticipate losing our emerging growth company status by the end of 2022, we are currently an emerging growth company an d a smaller reporting company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclo sur e requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may ma ke it more difficult to compare our performance with other public companies. • The combined company’s proposed certificate of incorporation will provide that the Court of Chancery of the State of Delaware wi ll be the exclusive forum for substantially all disputes between the combined company and its stockholders and that the federal district courts shall b e t he exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, which coul d l imit the combined company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or employees. Risk Factors (continued)

22 JANUARY 2022 Risks Related to the Consummation of the Domestication of ACE (“the Domestication”) • The Domestication may result in adverse tax consequences for holders of ACE Class A ordinary shares and warrants. • Upon consummation of the Business Combination, the rights of holders of the combined company common stock arising under the D GCL as well as the proposed organizational documents will differ from and may be less favorable to the rights of holders of ACE Class A ordinary sh ares arising under the Cayman Islands Companies Act as well as ACE’s current amended and restated memorandum and articles of association. • Delaware law and the combined company’s proposed organizational documents contain certain provisions, including anti - takeover pr ovisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may conside r f avorable. Risks if the Adjournment Proposal (as defined in the Registration Statement) is not approved • If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consumma tio n of the Business Combination, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in or der to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated. Risks if the Domestication and the Business Combination are not Consummated • If the Business Combination is not consummated by January 30, 2022 and ACE is not able to complete another business combinati on by such date, in each case, as such date may be further extended pursuant to ACE’s Cayman Constitutional Documents, ACE would cease all operations exc ept for the purpose of winding up and ACE would redeem its Class A ordinary shares and liquidate the trust account, in which case its public shareho lde rs may only receive approximately $10.00 per share and ACE’s warrants will expire worthless. • You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liq uid ate your investment, therefore, you may be forced to sell your public shares and/or public warrants, potentially at a loss. • If ACE has not completed its initial business combination or validly extended beyond the combination deadline, its public sha reh olders may be forced to wait until after January 30, 2022 before redemption from the trust account. • If the net proceeds of ACE’s initial public offering not being held in the trust account are insufficient to allow ACE to ope rat e through to January 30, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date) and ACE is unable to obtain ad ditional capital, it may be unable to complete its initial business combination, in which case its public shareholders may only receive $10.00 per share, and it s w arrants will expire worthless. Risk Factors (continued)

23 JANUARY 2022 General Risk Factors • The combined company may be subject to securities litigation, which is expensive and could divert management attention. • If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, the combined co mpa ny’s stock price and trading volume could decline. • ACE’s warrants are accounted for as liabilities and the changes in value of its warrants could have a material effect on its fin ancial results. • ACE identified a material weakness in its internal controls over financial reporting as of December 31, 2020. If ACE is unabl e t o develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in ACE and materially and adversely affect its business and operating results. • ACE may face litigation and other risks as a result of the material weakness in its internal control over financial reporting . • ACE faces risks and uncertainties related to litigation, regulatory actions and government investigations and inquiries. Risk Factors (continued)

24 JANUARY 2022 WWW.TEMPOAUTOMATION.COM